NEWS RELEASE
TSX - NOC
April 23, 2007	NR:07-07

Northern Peru Acquires 100% Interest in Galeno and El Molino Concessions, Peru

Vancouver, British Columbia – Northern Peru Copper Corp. announces that it has exercised its option to purchase the five mineral concessions that contain the majority of the Galeno copper-gold-molybdenum deposit in northern Peru, and has acquired the adjacent El Molino concession which contains the Hilorico gold prospect and a portion of the Galeno deposit.

The Company originally optioned the Galeno Concessions in April 2003 and has now made its final option payment of US$1.12 million.  The Company has also concluded a buy-out for US$4 million of the existing leasehold agreement, including a Net Profits Royalty of 6%, over the El Molino concession and has settled all litigation concerning that property.  The buy-out was funded from a draw-down of a short term credit facility made available, from a related party, to the Company.  As well, the Company has reached agreement with a Peruvian owner to acquire a small claim fraction on the margin of the Galeno Concessions which overlies the Galeno Deposit for payment of US$2 million and 175,000 common shares, subject to regulatory approval.

These agreements will result in Northern Peru Copper Corp. holding a 100% ownership interest in all concessions comprising the Galeno and Hilorico mineral occurrences subject only to a 1% NSR royalty on the El Molino concession.

The Company is currently undertaking a full feasibility study on the Galeno deposit that is expected to be completed during the first quarter of 2008.  The drill program for the feasibility study’s bulk metallurgical test has been completed, while the required pit geotechnical and hydrogeological drilling program is underway.  The 20,500 meter infill drill program for further reserve delineation of the Galeno deposit is expected to begin shortly.  Exploration at the Hilorico gold prospect is also continuing.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper and molybdenum, the timing of exploration activities, the mine life of the Galeno Project, the economic viability and estimated internal rate of return of the Galeno Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Northern Peru Copper's commitment to, and plans for developing, the Galeno Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "can", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Northern Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Galeno Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper and molybdenum, as well as those factors discussed in the sections relating to risk factors of our business filed in Northern Peru Copper's required securities filings on SEDAR. Although Northern Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.

There can be no assurance that any forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Northern Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041